NORTHERN LIGHTS FUND TRUST I, II, III, IV and Northern Lights Variable Trust

James Colantino

Treasurer NLFT and NLVT, Assistant Treasurer NLFT II, III, IV

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

September 15, 2025

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jeffrey Long

(202) 551-6983

File Nos. 333-122917; 811-21720 (NLFT)

Princeton Adaptive Premium Fund	4/30/2024
Deer Park Total Return Credit Fund	9/30/2024
Eagle Energy Infrastructure Fund	4/30/2024
Sierra Tactical Core Growth Fund	9/30/2024
Sierra Tactical Risk Spectrum 30 Fund	9/30/2024
Sierra Tactical Risk Spectrum 50 Fund	9/30/2024
Sierra Tactical Risk Spectrum 70 Fund	9/30/2024
Altegris/AACA Opportunistic Real Estate Fund	12/31/2024
BTS Enhanced Equity Income Fund	12/31/2024
Altegris Futures Evolution Strategy Fund	6/30/2024
13D Activist Fund	9/30/2024
Astor Dynamic Allocation Fund	7/31/2024
Navigator Tactical Investment Grade Bond Fund	10/31/2024
Navigator Tactical U.S. Allocation Fund	10/31/2024
Grant Park Multi Alternative Strategies Fund	9/30/2024
Toews Hedged Oceana Fund	4/30/2024
Toews Tactical Income Fund	4/30/2024
The Biondo Focus Fund	12/31/2024
Toews Hedged U.S. Fund	4/30/2024
Toews Hedged U.S. Opportunity Fund	4/30/2024
TransWestern Institutional Short Duration Government Bond Fund	12/31/2024
BTS Tactical Fixed Income Fund	12/31/2024

Sierra Tactical Core Income Fund	9/30/2024
Astor Sector Allocation Fund	7/31/2024
Toews Tactical Defensive Alpha Fund	4/30/2024
Changing Parameters Fund	7/31/2024
Navigator Tactical Fixed Income Fund	10/31/2024
Toews Unconstrained Income Fund	4/30/2024
Sierra Tactical All Asset Fund	9/30/2024
Sierra Tactical Bond Fund	9/30/2024
Navigator Ultra Short Bond Fund	10/31/2024
Sierra Tactical Municipal Fund	9/30/2024
BTS Managed Income Fund	12/31/2024

File Nos. 333-174926; 811-22549 (NLFT II)

North Star Micro Cap Fund	11/30/2024
North Star Dividend Fund	11/30/2024
North Star Opportunity Fund	11/30/2024
Invenomic Fund	10/31/2024
North Star Bond Fund	11/30/2024
WOA All Asset I	2/29/2024
North Star Small Cap Value Fund	11/30/2024
Al Frank Fund	12/31/2024

File Nos. 333-178833; 811-22655 (NLFT III)

HCM Dividend Sector Plus Fund	6/30/2024
Absolute Capital Asset Allocator Fund	9/30/2024
Boyd Watterson Limited Duration Enhanced Income Fund	6/30/2024
HCM Dynamic Income Fund	6/30/2024
HCM Income Plus Fund	6/30/2024
Pinnacle Multi-Strategy Core Fund	9/30/2024
The Covered Bridge Fund	9/30/2024
Absolute Capital Defender Fund	9/30/2024
HCM Tactical Growth Fund	6/30/2024
RESQ Strategic Income Fund	9/30/2024
RESQ Dynamic Allocation Fund	9/30/2024
The Teberg Fund	9/30/2024
Persimmon Long/Short Fund	9/30/2024

File Nos. 333-204808; 811-23066 (NLFT IV)

Main BuyWrite ETF	10/31/2024
Inspire Tactical Balanced ETF	11/30/2024
Inspire Corporate Bond ETF	11/30/2024
Inspire Global Hope ETF	11/30/2024
Fulcrum Diversified Absolute Return Fund	6/30/2024
Inspire 100 ETF	11/30/2024
Anchor Risk Managed Income Strategies Fund	8/31/2024
Inspire Fidelis Multi Factor ETF	11/30/2024
Inspire Momentum ETF	11/30/2024
Inspire 500 ETF	11/30/2024
Anchor Risk Managed Global Strategies Fund	8/31/2024
Moerus Worldwide Value Fund	11/30/2024
Anchor Risk Managed Equity Strategies Fund	8/31/2024
Inspire Small/Mid Cap ETF	11/30/2024
Inspire International ETF	11/30/2024
FM Focus Equity ETF	2/29/2024

File Nos. 333-131820; 811-21853 (NLVT)

TOPS Aggressive Growth ETF Portfolio	12/31/2024
TOPS Managed Risk Flex ETF Portfolio	12/31/2024
BTS Tactical Fixed Income VIT Fund	12/31/2024
TOPS Managed Risk Balanced ETF Portfolio	12/31/2024
TOPS Managed Risk Moderate Growth ETF Portfolio	12/31/2024
TOPS Managed Risk Growth ETF Portfolio	12/31/2024
TOPS Conservative ETF Portfolio	12/31/2024
TOPS Balanced ETF Portfolio	12/31/2024
TOPS Moderate Growth ETF Portfolio	12/31/2024
TOPS Growth ETF Portfolio	12/31/2024

Dear Mr. Long:

On behalf of the Registrants, this letter responds to the comments you provided to James Colantino with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by each Registrant’s response.

NLFT III NLFT IV	RESQ Strategic Income Fund, RESQ Dynamic Allocation Fund Anchor Risk Managed Equity Strategies Fund
Comment 1:	The funds report a return of capital distribution on the financial statements. Please confirm compliance with Section 19(a) of the Investment Company Act of 1940 with respect to return of capital distributions as the response to Item B.23 of Form N-CEN was “No”.
Response:	The distributions for the above funds were not deemed to be a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determinations for those funds were made subsequently in connection with the finalization of the Fund’s annual report due to tax adjustments not available at the time of distribution. It is not the Funds’ intention to distribute any return of capital.

NLFT	Toews Tactical Defensive Alpha Fund
Comment 2:	The annual report states that the fund is non-diversified, however, the prospectus identifies the fund as diversified. Please identify which is correct.
Response:	Effective with the 10/31/24 semi-annual financial statements, the disclosure was updated to reflect the Fund as diversified.

NLFT	BTS Enhanced Equity Income Fund
Comment 3:	The auditor’s internal control report attached to Form N-CEN identifies the fund as BTS Enhanced Income Fund. Please consider updating the internal control report to reflect the correct fund name.
Response:	The fund auditors have been notified of the comment for purposes of future filings and consideration is being given to refiling the 12/31/24 Form N-CEN.

NLFT	Deer Park Total Return Credit Fund
Comment 4:	The Fund had reverse repurchase agreements reflected in the financial statements. Please review and consider updating the responses, if necessary, to Items C.7.n.3 or C.7.n.4 of Form N-CEN. Also, the average dollar amount of borrowings and average interest rate associated with the reverse repurchase agreements should be disclosed going forward in accordance with the requirements of Regulation SX.6-07.
Response:	Going forward, the Form N-CEN will be updated to report the responses, if necessary, to Items C.7.n.3 or C.7.n.4 of Form N-CEN. Also going forward, the average dollar amount of borrowings and average interest rate associated with the reverse repurchase agreements will be disclosed, if required.

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NLFT	Princeton Adaptive Premium Fund
Comment 5:	Going forward, please consider enhancing the disclosure in the Notes to Financial Statements regarding the volume of derivative activity that the fund engaged in during the reporting period.
Response:	While the Registrant believes that the current disclosure properly addresses the current requirement regarding the volume of activity involving derivative transactions, additional consideration will be given to enhancing the disclosure in future reporting.

NLFT II	North Star Funds
Comment 6:	Please review the language in the prospectus and footnotes to financial statements relating to the expense waiver recoupment for consistency in future filings.
Response:	The Registrant will revise the language as needed to ensure consistency in future filings.

NLFT IV	Anchor Risk Managed Income Strategies Fund
Comment 7:	Item B.22 of Form N-CEN indicated that the Fund had a NAV Error during the reporting period. Please describe the nature and circumstances of the error and associated internal control implications and amounts that have been reimbursed to the Fund, if any.
Response:	On 6/3/2024, widely reported NYSE Arca issues occurred and trading was halted on a number of stocks in the market. Amongst that group was the ticker NUSI (Nationwide Nasdaq-100 Risk Managed ETF). Trading on the security resumed the same day, hours after the intial halt. Anchor Risk Managed Income Strategies fund owned 28,000 shares of NUSI that priced at an ICE reported close of $11.36, down approximately 50% from the 5/31/24 market close. This price was verified to the standard second source of Refinitiv as well as an additional third-party source, Marketwatch. This closing price was widely reported across all sources available to the advisor as well. Upon market open on 6/4/24, it was discovered that the exchanges had updated the final correct closing price on 6/3/24 to $23.95. The NAV impact resulting from the update to the security price was greater than 0.50% of Fund net assets. As a result, all shareholder activity was reprocessed for 6/3/24.

NLFT	Deer Park Total Return Credit Fund
Comment 8:	A material weakness in internal controls was identified in the most recent fiscal year. Please describe what caused the material weakness and what was done to ensure that the internal controls are effective going forward.
Response:	The material weakness identified by the Fund auditors related to the Fund’s internal controls to prevent and/or detect errors in the calculation of interest income and related amortization adjustments to the cost basis of certain interest only securities held by the Fund during the year ended September 30, 2024. Adjustments, which had no effect to the net assets or net asset value per share, were recorded by the Fund to correct these misstatements in the Fund’s September 30, 2024 financial statements. In response to the material weakness, management has implemented controls to prevent and/or timely detect similar errors in the future which include; 1) receiving information for interest only securities from the adviser which will enable the calculation of interest income and related amortization adjustments in a more accurate manner; 2) an automated rule in the fund accounting system which flags instances where amortization adjustments are inconsistent with expectations; 3) a periodic review by senior management to confirm there are no unusual cost to market value relationships.

NLFT III	Persimmon Long/Short Fund
Comment 9:	In the Growth of an Investment graph, the fund is showing $10,000 as the initial investment, however, the minimum initial investment is $100,000. Going forward, please be sure to use the minimum initial investment if greater than $10,000.
Response:	The Registrant will revise the line graph in future shareholder reports to reflect an initial investment of $100,000 pursuant to the requirements of Item 27 of Form N-1A.

NLFT	Navigator Tactical Fixed Income Fund
Comment 10:	There is language in the principal investment strategies section of the prospectus which states “the Fund may invest in affiliated mutual funds and affiliated mutual funds”. Please correct this language for future filings.
Response:	Going forward, the language in the principal investment strategies section of the prospectus will be updated to read “the Fund may invest in affiliated mutual funds and nonaffiliated mutual funds”.

NLFT	Navigator Tactical Fixed Income Fund
Comment 11:	The fee table included in the February 28, 2025 prospectus reflects fee waivers, however, there is no footnote disclosure describing the nature of the waiver. Please explain and include such disclosure in future filings.
Response:	The adviser has agreed to voluntarily waive its net advisory fee on the portion of the Fund’s net assets that are invested in one of its affiliated funds. Going forward, there will be a footnote disclosure describing the nature of such waiver in the prospectus fee table, similar to that included in the Fund’s financial statements.

NLFT	Navigator Tactical Fixed Income Fund
Comment 12:	The financial statements reflect open credit default contracts. Going forward, disclose the payment frequency of the credit default contracts in accordance with the requirements of Regulation SX.12-13C.
Response:	Effective with the 7/31/25 schedule of investments filed with Form N-PORT, the payment frequency for each credit default contract is disclosed and will be included in the schedule of investments in future financial statements filed with Form N-CSR.

NLFT IV	Inspire International ETF
Comment 13:	The ETF classifies its investment in the schedule of investments by industry. Please consider including a summary table to reflect investments by country concentration.
Response:	Going forward, a summary table to reflect investments by country concentration will be included on the schedule of investments.

NLFT	Toews Tactical Income Fund
Comment 14:	The Fund had $381 million in cash and cash equivalents reflected in the Statement of Assets and Liabilities. Please confirm this was not invested in anything that should be disclosed in the Schedule of Investments?
Response:	The Registrant confirms that the amount reported as cash and cash equivalents was not invested in anything requiring disclosure in the Schedule of Investments.

NLFT	Princeton Adaptive Premium Fund
Comment 15:	The financial statements reflect advisory fees waived of $212,000 during the period with a Due From Adviser amount of $103,000 reported on the Statement of Assets and Liabilities. Please describe the frequency that the Due From Adviser account is settled and if those terms are the same as fee payments made to the adviser.

Response:	The Due From Adviser amount associated with the operating expense limitation agreement is expected to be settled on a monthly basis, which is the same frequency with which any fee payments from the fund would be made to the adviser. In this case, the Adviser funds the reimbursement via check and there was a delay in forwarding the check received by the administrator to the fund’s custodian bank for processing. Going forward, we have asked for any reimbursement payments to be funded via bank wire or ACH for timely application. All outstanding amounts were settled shortly after the fiscal year end.

NLFT	13D Activist Fund
Comment 16:	The financial statements reflect income related to foreign tax reclaims. Please describe the fund’s accounting policy related to foreign tax reclaims and consider including such disclosure in the footnotes to financial statements for future filings.
Response:	Gong forward, the Registrant will include the following disclosure in the footnotes to the financial statements, “Withholding taxes on foreign dividends, if applicable, are paid (a portion of which may be reclaimable) or provided for in accordance with the applicable country’s tax rules and rates and are disclosed in the Statements of Operations. Withholding tax reclaims are filed in certain countries to recover a portion of the amounts previously withheld. The Fund records a reclaim receivable based on a number of factors, including a jurisdiction’s legal obligation to pay reclaims, as well as payment history and market convention. The Fund may be subject to foreign taxation related to capital gains on the sale of securities in the foreign jurisdictions in which they invest. When a capital gain tax is determined to apply, the Fund records an estimated deferred tax liability in an amount that may be payable if securities were disposed of on the valuation date.”

NLFT III NLFT IV	HCM Funds Fulcrum Diversified Absolute Return Fund
Comment 17:	The dollar amount of the expenses disclosed on the Tailored Shareholder Reports do not appear to be calculated using the average account value during the period as required by the instructions 2a to Item 27a of Form N-1A .
Response:	The methodology used to calculate the expenses disclosed on the Tailored Shareholder Report has since been changed to use the average account value for the period in accordance with the requirement of Form N-1A.

NLFT	TOPS Funds
Comment 18:	The language in the Management’s Discussion of Fund Performance section of the Tailored Shareholder Report appears generic for all of the Funds. Going forward, please tailor the language to briefly summarize the key factors that materially affected Fund performance, including the relevant market conditions and investment strategies and techniques used by the Fund’s adviser for each fund individually.
Response:	The Registrant has notified the adviser of the comment which will be addressed in the Management’s Discussion of Fund Performance section of the Tailored Shareholder Reports going forward.

NLFT IV	Inspire ETFs
Comment 19:	Please update the financial statements posted on the adviser’s website to include the audit opinion.
Response:	The Registrant confirms that the financial statements posted on the adviser’s website has been updated to include the audit opinion.

NLFT	Navigator Equity Hedged Fund
Comment 20:	The Fund liquidated in 2024, however, the adviser’s website continues to list the fund and include investment forms. Please update accordingly.
Response:	The adviser’s website has been updated to remove the Navigator Equity Hedged Fund in its entirety.

Please contact me at (631) 470-2603 if you have any questions regarding the Registrant’s responses.

Sincerely,

/s/ James Colantino

James Colantino